Exhibit 99.1

March 16, 2026

ASX Compliance
Level 40 Central Park
152-158 St Georges Terrace
PERTH WA 6000
Response to ASX Price Query

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) provides this response in relation to ASX’s letter dated 16 March 2026 regarding a change in the price of IPX’s securities from a high of $6.93 on 12 March 2026 to an intraday low of $4.58 today.

In response to the questions detailed in ASX’s letter the Company advises as follows:

1.	Is IPX aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

No.

2.	If the answer to question 1 is “yes”

Not applicable.

3.	If the answer to question 1 is “no”, is there any other explanation that IPX may have for the recent trading in its securities?

The Company is not aware of any reason or information which could be an explanation for the manner of trading in the Company’s securities over the period.

The Company notes that its half year report was released last week, and it has received requests from stakeholders for further information relating to the funding mechanics of its U.S. Department of War grants, provided below:

1.	IperionX makes cash payments for spending upon projects under its U.S. Department of War grants.
2.	The U.S. Government subsequently re-imburses IperionX after these payments have been made.
3.	For the period to Dec 31, 2025, approximately $6.6 million in payments were incurred that were not yet reimbursed.
4.
Under IperionX’s accounting treatment, the Company procures equipment solely in an agency capacity on behalf of the U.S. Government. When an asset is purchased for the U.S. Government, IperionX records a receivable representing the amount due for reimbursement, rather than recognizing the asset or related expense.

5.	The U.S. Government can elect to, but is not obliged to, transfer title to all or a portion of equipment or real property to IperionX at the conclusion of the U.S. Department of War projects.
6.	As previously disclosed in the December 31, 2025 quarterly activities report, a balance of $46.5 million remains available for reimbursement from the U.S. Government.

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1

The Company confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

5.	Approval of responses

The above responses have been authorized and approved by the Managing Director and CEO of IPX with delegated authority from the board to respond to ASX on disclosure matters.

Yours faithfully
IperionX Limited

Louisa Martino
Company Secretary

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372